FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of August 2006

B.O.S. Better Online Solutions Ltd.
(Translation of Registrant’s Name into English)

100 BOS Road, Teradyon 20179, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ITEM 2 OF THIS FORM 6-K, PARAGRAPHS 1 THRU 5 OF THE FIRST PRESS RELEASE ATTACHED TO THIS FORM 6-K AND PARAGRAPHS 1 THRU 8 OF THE SECOND PRESS RELEASE ATTACHED TO THIS FORM 6-K, ARE HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NO. 333-130048) AND FORM S-8 (NOS. 333-110696, 333-100971 AND 333-11650), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

1.	Attached hereto and incorporated by reference are the following Registrant’s press releases:

B.O.S. Better Online Solutions Ltd. Secures Additional Financing; Dated August 17, 2006.

B.O.S. Better Online Solutions Ltd. Reports Results for the Second Quarter of 2006; Dated August 22, 2006.

2.	The following is a summary description of the Registrant’s Ordinary Shares under its Articles of Association, which is being filed to update information that is incorporated into the Registrant’s existing and future registration statements filed under the Securities Act of 1933, as amended:

Dividend and Liquidation Rights. All holders of paid-up Ordinary Shares of the Registrant have an equal right to participate in a distribution of (i) dividends, whether by cash or by bonus shares; (ii) Registrant assets; and (iii) the Registrant’s surplus assets upon winding up, all pro rata to the nominal value of the shares held by them.

The Board of Directors may issue shares and other securities, which are convertible or exercisable into shares, up to the limit of the Registrant’s authorized share capital.

The Registrant’s Board of Directors is the organ authorized to decide upon the distribution of dividends or bonus shares.

Voting, Shareholders’ Meetings, Notices and Resolutions. Holders of paid-up Ordinary Shares have one vote for each share held on all matters submitted to a vote of shareholders. Such voting rights may be affected in the future by the grant of any special voting rights to the holders of a class of shares with preferential rights.

The quorum required for a general meeting of shareholders (whether annual or special) consists of at least two shareholders present in person or by proxy/voting instrument and holding, or representing, at least 33 1/3% of the voting rights of the issued share capital. A meeting adjourned for lack of quorum shall be postponed by one week, to the same day, time and place, or to a later time if stated in the invitation to the meeting or in the notice of the meeting. The quorum for the commencement of the adjourned meeting shall be any number of participants.

Unless otherwise determined by the Israeli Companies Law 1999 or the Registrant’s Articles of Association, a resolution requires approval by the holders of a majority of the shares represented at the meeting, in person or by proxy, and voting thereon.

The Companies Law 1999 requires that certain transactions, actions and arrangements be approved by shareholders, including (i) arrangements with a director as to the terms of his office and compensation and arrangements for insurance, exemption and indemnity of directors; (ii) certain Extraordinary Transactions (as defined in the Companies Law) of the Registrant with its controlling shareholders or any Extraordinary Transaction in which a controlling shareholder has a personal interest; (iii) certain private placements; and (iv) any action or Extraordinary Transaction in which the majority of the members of the Board of Directors have a personal interest.

Each shareholder of record is entitled to receive at least a 21 day prior notice of shareholders’ meetings. The accidental omission to give notice of a meeting to any member, or the non receipt of notice sent to such member, shall not invalidate the proceedings at such meeting. For purposes of determining the shareholders entitled to notice and to vote, the Board of Directors may fix a record date subject to the provisions of the law. Currently, Israeli law provides that the record date not be any earlier than 40 days prior to the meeting.

Transfer of Shares. Fully paid Ordinary Shares may be transferred freely. The transfer of Ordinary Shares not fully paid up requires the approval of the Board of Directors.

Modification of Class Rights. Subject to the provisions of any law, the rights attached to any class (unless otherwise provided by the terms of issue of such class), such as voting, rights to dividends and the like, may be altered after a resolution is passed by the Registrant, with the approval of a resolution passed by a majority of the voting power present by person or proxy and voting hereon at a general meeting of the holders of the shares of such class, or the written agreement of all the class holders. The rights vested in the holders of shares of a particular class that were issued with special rights shall not be deemed to have been altered by the creation or issue of further shares ranking equally with them, unless otherwise provided in such shares’ issue terms.

Election of Directors. The Registrant’s directors are elected by the shareholders at a shareholders’ meeting. The Ordinary Shares do not have cumulative voting rights in the election of directors. The holders of Ordinary Shares conferring more than 50% of the voting power present by person or by proxy at the shareholders’ meeting, have the power to elect the directors. The directors elected shall hold office until the next annual meeting, or sooner if they cease to hold office pursuant to the provisions of the Registrant’s Articles. In addition, the Board of Directors may appoint a director (to fill a vacancy or otherwise) between shareholder meetings, and such appointment shall be valid until the next annual meeting or until such appointee ceases to hold office pursuant to the provisions of the Registrant’s Articles. In compliance with the Companies Law, the Registrant has two external directors. The external directors are also appointed by the shareholders and their term of office is three years.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd. (Registrant) By: /s/ Adiv Baruch —————————————— Adiv Baruch President and CEO

Dated: August 22, 2006

B.O.S. Better Online Solutions Ltd. Secures Additional Financing

TERADYON, Israel – (BUSINESS WIRE) – August 17, 2006 – B.O.S. Better Online Solutions Ltd. (the “Company” or “BOS”) (NASDAQ: BOSC; TASE: BOSC) announced today that it has entered into and closed an additional financing transaction with Laurus Master Fund (“Laurus”), a US based fund making investments in public companies. Laurus had previously granted the Company a $2 million convertible loan in June 2004 and a $1.5 million convertible loan in September 2005. The third financing consists of a $1.5 million Secured Convertible Term Note with a term of three years. In addition, BOS granted to Laurus a warrant to purchase up to 73,052 Ordinary Shares, which is exercisable, in whole or in part, until August 16, 2013 at an exercise price of $4.04 per share for the first 24,351 Ordinary Shares acquirable thereunder, and of $5.30 per share for the additional 48,701 acquirable thereunder.

The Note bears interest at a fluctuating interest rate, which begins at the Prime rate plus 1.5%.

The conversion rate under the Note is $3.08 per share for the first $500,000 of principal amount payable thereunder and $4.08 for any additional amount payable thereunder (subject to adjustment). The principal amount of the Note is repayable in monthly installments commencing as of December 1, 2006, and may be paid in cash or, subject to certain conditions, in Ordinary Shares. Interest on the Note is payable monthly and may be paid in cash or, subject to certain conditions, in Ordinary Shares. The Note is secured by a security interest in certain assets of the Company.

The proceeds from the private placement will be used for general working capital purposes and/or mergers and acquisitions.

The Company also entered into a Registration Rights agreement with Laurus pursuant to which the Company agreed to prepare and file with the Securities and Exchange Commission a registration statement covering the resale of Ordinary Shares that are issuable upon conversion of the Note and/or exercise of the Warrants, and/or issuable in payment of principal and interest on the Note.

About BOS

B.O.S. Better Online Solutions Ltd. (the “Company” or “BOS”) (NASDAQ:BOSC; TASE:BOSC) was established in 1990. Through its wholly owned subsidiaries, BOS activities are focused on two segments:

Electronic Components segment, based on Odem Electronic Technologies 1992 Ltd., providing solutions in RFID, semiconductors, electronic components, CCD, imaging, networking, telecom and automation fields.

Connectivity segment, with products marketed under the BOSaNOVA brand name. These products deliver instant and transparent connectivity from IBM iSeries computers to personal computers, thin clients and browsers.

BOS, www.boscorporate.com is traded on NASDAQ and on the Tel-Aviv stock exchange.

For further information, please contact:
Mr. Emanuel Kahana
Gelbart-Kahana Public Relations &Investors Relations
Tel. +972-3-6074717, e-Mail: info@gk-biz.com

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of our being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, , uncertainty with respect to the prospects of legal claims against BOS; and additional risks and uncertainties detailed in BOS’ periodic reports and registration statements filed with the U.S. Securities Exchange Commission.. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

B.O.S. Better Online Solutions Ltd. Reports Results for the Second Quarter of 2006

TERADYON, Israel – (BUSINESS WIRE) – August 22, 2006 – B.O.S. Better Online Solutions Ltd. (the “Company” or “BOS”) (NASDAQ: BOSC; TASE: BOSC) reported today its results for the second quarter of 2006.

Revenues for the second quarter of 2006 amounted to $4.5 million compared to $5.1 million in the first quarter of 2006 and $7.3 million in the second quarter of 2005. The revenues of the second quarter of 2005 included $1.1 million revenues of product lines (Thin Client and Software Utilities) and of the Communication segment, that were sold during year 2005, which generated most of the losses for that quarter.

Gross profit for the second quarter of 2006 was $1.1 million (gross margin of 25%), compared to $1.2 million in the first quarter of 2006 (gross margin of 23.6%) and $2 million (gross margin of 27.8%) in the second quarter of the year 2005. The decrease in gross margin in comparison to 2005, is related mainly to the Communication segment (that was sold in late 2005) whose gross margin in the second quarter of 2005 was 30.6%.

Operating loss for the second quarter amounted to $457 thousand, compared to $43 thousand in the first quarter of 2006 and to $431 thousand in the second quarter of 2005. Operating loss includes options and shares compensation cost in the amount of $334 thousand in the second quarter of 2006, compared to $61 thousand in the first quarter of 2006 and $105 thousand in the second quarter of 2005. Exclusive of the options and shares compensation cost, the operating loss for the second quarter of 2006 was $123 thousands, compared to an operating profit for the first quarter of 2006 of $18 thousand and an operating loss in the second quarter of 2005 of $326 thousand.

Other income net, for the second quarter of 2006, includes a gain of $358 thousand composed of consideration paid in Qualmax Inc. (Pink Sheets: QMXI) shares on account of the earn out shares contemplated as part of the sale of the Communication segment to IP Gear Ltd., (a subsidiary of Qualmax Inc.), in December 2005, and an additional gain of $250 thousand due to the conversion of debt owed to BOS by IP Gear Ltd., into Qualmax Inc. shares. Other income for the first quarter of 2006 includes a gain of $350 thousand as a result of the conversion of debt owed to BOS by IP Gear Ltd., into Qualmax shares.

Net profit for the second quarter of 2006 amounted to $37 thousand (or $0.01 basic and diluted profit per share), compared to net income of $137 thousand (or $0.02 basic and diluted profit per share) in the first quarter of 2006 and to net loss of $940 thousand (or -$0.19 per share) in the second quarter of 2005.

The net profit for the six months period ending June 30 2006, amounted to $174 thousand (or $0.03 basic and diluted profit per share) compared to net loss of $1.9 million (or -$0.39 per share) in the six month period ending June 30 2005.

As of June 30, 2006, the Company’s balance sheet shows financial resources (cash and cash equivalents) of $2.5 million and loans (long and short term) of $4.4 million.

In June 2006, the Company participated in a financing round in Surf Communication Solutions Ltd., and invested an amount of $300,000. Following the investment, the Company’s holds 7.8% of Surf’s issued and outstanding share capital.

Adiv Baruch, BOS’ President and CEO commented: “The second quarter of the year reflects the operations that remain in B.O.S. after the reorganization and improvement processes performed during 2005, when we sold the Communication segment. Despite the fact that this decision led to a reduction in revenues, we succeeded in maintaining a substantial gross profit.”

Edouard Cukierman, Chairman of the Board of Directors, added: “Recently, we began negotiations for raising capital that will allow B.O.S to identify opportunities in purchasing an essential operation. The company is making an intensive effort identifying and screening target companies for merger or acquisition to take place in the near future. Our guidance for the full year 2006, given in May 2006, according to which we expect revenues to exceed $20 million and that the Company will generate a net profit in its audited financials (exclusive of M&A transactions that may transpire), remains unchanged.”

About BOS

B.O.S. Better Online Solutions Ltd. (the “Company” or “BOS”) (NASDAQ:BOSC; TASE:BOSC) was established in 1990. Through its wholly owned subsidiaries, BOS activities are focused on two segments:

Electronic Components segment, based on Odem Electronic Technologies 1992 Ltd., providing solutions in RFID, semiconductors, electronic components, CCD, imaging, networking, telecom and automation fields.

Connectivity segment, with products marketed under the BOSaNOVA brand name. These products deliver instant and transparent connectivity from IBM iSeries computers to personal computers, thin clients and browsers.

BOS, www.boscorporate.com is traded on NASDAQ and on the Tel-Aviv stock exchange.

For further information, please contact:
Mr. Emanuel Kahana
Gelbart-Kahana Public Relations &Investors Relations
Tel. +972-3-6074717, e-Mail: info@gk-biz.com

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of our being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS; and additional risks and uncertainties detailed in BOS’ periodic reports and registration statements filed with the U.S. Securities Exchange Commission.. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30, 2006	December 31, 2005

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,470	$2,346
Marketable securities	-	1,333
Trade receivables	4,465	5,199
Other accounts receivable and prepaid expenses	635	592
Inventories	3,253	3,323

Total current assets	10,823	12,793

LONG-TERM ASSETS:
Severance pay fund	708	937
Investment in companies	6,631	5,412

Total long-term assets	7,339	6,349

OTHER ASSETS	59	49

PROPERTY, PLANT AND EQUIPMENT, NET	598	667

GOODWILL	952	952

CUSTOMER LIST, NET	1,733	1,836

	$21,504	$22,646

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short term loans from banks	$3,155	$2,271
Current maturities of long-term bank loans and convertible note	642	354
Trade payables	2,122	3,367
Employees and payroll accruals	420	772
Deferred revenues	228	258
Accrued expenses and other liabilities	901	1,571

Total current liabilities	7,468	8,593

LONG-TERM LIABILITIES:
Bank loans (net of current maturities)	10	17
Convertible note (net of current maturities)	579	921
Deferred taxes	392	422
Accrued severance pay	871	1,190

Total long-term liabilities	1,852	2,550

LIABILITIES RELATED TO DISCONTINUED OPERATIONS	237	237

Total shareholders' equity	11,947	11,266

Total liabilities and shareholder's equity	$21,504	$22,646

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Six months ended June 30,		Three months ended June 30,		Year ended December 31, 2005
	2006	2005	2006	2005

Revenues	$9,559	$14,593	$4,457	$7,321	$27,053
Cost of revenues	7,240	10,598	3,342	5,284	20,109
Reversal of royalties	-	-	-	-	84

Gross profit	2,319	3,995	1,115	2,037	7,028

Operating costs and expenses:
Research and development	289	1,457	141	721	2,608
Less - grants and participation	-	(133)	-	(133)	(296)
Sales and marketing	996	1,918	472	999	3,563
General and administrative	1,534	1,717	959	881	3,267

Total operating costs and expenses	2,819	4,959	1,572	2,468	9,142

Operating loss	(500)	(964)	(457)	(431)	(2,114)
Financial expenses, net	(206)	(322)	(128)	(161)	(448)
Other income, net	867	27	609	27	1,134

Loss before taxes on income	161	(1,259)	24	(565)	(1,428)
Taxes on income	13	(234)	13	(175)	(204)

Profit (loss) after taxes	174	(1,493)	37	(740)	(1,632)
Equity in losses of an affiliated
company	-	(240)	-	(95)	(1,750)
Minority interest in earnings of a
subsidiary	-	(150)	-	(105)	(223)

Net profit (loss)	$174	$(1,883)	$37	$(940)	$(3,605)

Basic profit (loss) per share	$0.03	$(0.39)	$0.01	$(0.19)	$(0.64)

Diluted profit (loss) per share	$0.03	$(0.39)	$0.01	$(0.19)	$(0.64)

SEGMENT INFORMATION

U.S. dollars in thousands

	Three months ended June 30, 2006
	Connectivity	Communication*	Electronics Components	Not allocated	Consolidated

Revenues	$451	$-	$4,006	$-	$4,457

Gross profit	$247	$-	$868	$-	$1,115

Operating profit (loss)	$(118)	$-	$71	$(410)	$(457)

	Three months ended June 30, 2005
	Connectivity	Communication*	Electronics Components	Not allocated	Consolidated

Revenues	$1,055	$872	$5,450	$(56)	$7,321

Gross profit	$600	$267	$1,170	$-	$2,037

Operating profit (loss)	$(66)	$(549)	$507	$(323)	$(431)

	Six months ended June 30, 2006
	Connectivity	Communication*	Electronics Components	Not allocated	Consolidated

Revenues	$1,018	$-	$8,541	$-	$9,559

Gross profit	$665	$-	$1,654	$-	$2,319

Operating profit (loss)	$(71)	$-	$102	$(531)	$(500)

	Six months ended June 30, 2005
	Connectivity	Communication*	Electronics Components	Not allocated	Consolidated

Revenues	$2,561	$1,789	$10,298	$(55)	$14,593

Gross profit	$1,455	$531	$2,009	$-	$3,995

Operating profit (loss)	$73	$(1,147)	$704	$(594)	$(964)

	Year ended December 31, 2005
	Connectivity	Communication*	Electronics Components	Not allocated	Consolidated

Revenues	$3,926	$2,954	$20,253	$(80)	$27,053

Gross profit	$2,425	$783	$3,820	$-	$7,028

Operating profit (loss)	$235	$(2,374)	$727	$(702)	$(2,114)

* Communication segment was sold at December 2005.